Exhibit 99.2

SIGMA LITHIUM CORPORATION

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(RESTATED)

(EXPRESSED IN THOUSANDS

OF CANADIAN DOLLARS)

(UNAUDITED)

NOTE TO READER

This restatement of the condensed interim consolidated financial statements dated and originally filed on August 16, 2022 is a result of management of the Company, after the completion of the third quarter of 2022, concluding that the Company’s previously issued consolidated financial statements as of and for the three and six-month period ended June 30, 2022, contained an error related to the accounting for stock-based compensation expense. During the third quarter of 2022, the Company identified a number of contracts entered into with employees and consultants which provided for the right to be issued RSUs which were not previously accounted for. The Company has adjusted its stock based compensation expense (and property plant and equipment, in accordance with the Company’s capitalization policy) to account for the RSUs which were not previously accounted for. Refer to Note 2 to the condensed interim consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying restated unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The restated unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Ana Cabral Gardner"
Co-Chairperson and Co-Chief Executive Officer	Co-Chairperson and Co-Chief Executive Officer

"Felipe Peres"
Chief Financial Officer

Sigma Lithium Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars) (Unaudited)

	June 30,	December 31,
	2022	2021
	Restated
ASSET
Current assets
Cash	$123,285	$154,305
Prepaid expenses and other assets	1,317	809
Total current assets	124,602	155,114
Non-current assets
Prepaid expenses and other assets	92	92
Exploration and evaluation assets (note 4)	15,865	7,884
Property, plant and equipment (note 2 and 5)	54,193	30,689
Total assets	$194,752	$193,779

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Account payable	$3,470	$3,554
Payroll and other taxes	1,007	439
Note payable	-	270
Lease liability (note 7)	39	28
Royalty agreement call option (note 5b)	4,892	-
Other liabilities (note 2)	427	39
Total current liabilities	9,835	4,330
Non-Current Liabilities
Deferred revenue (note 6)	4,007	4,007
Lease liability (note 7)	213	217
Asset retirement obligations (note 8)	529	162

Total Non-Current liabilities	4,749	4,386
Total liabilities	14,584	8,716

Shareholders' equity
Share capital (note 10)	231,356	224,820
Contributed surplus	52,538	30,881
Accumulated other comprehensive loss	(2,896)	(3,519)
Accumulated deficit	(100,830)	(67,119)
Total shareholders' equity	180,168	185,063
Total liabilities and shareholders' equity	$194,752	$193,779

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Basis of preparation (note 3)

Related parties (note 9)

Subsequent event (note 16)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	Restated		Restated
Operating expenses
General and administrative expenses (note 12)	$3,590	$795	$4,949	$1,436
Stock-based compensation (note 2 and note 15)	11,991	60	24,633	5,511
Accretion and interest on notes payable	-	5	15	43
Interest expense on credit revolver and suppliers	-	58	-	126
Foreign exchange (gain) loss	1,046	87	(827)	251
Royalty agreement call option (note 5b)	4,892	-	4,892	-
Depreciation	27	14	49	27
Net loss for the period	(21,546)	(1,019)	(33,711)	(7,394)

Other comprehensive income (loss)

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	(722)	1,057	623	30
Net income (loss) and comprehensive income (loss) for the period	$(22,268)	$38	$(33,088)	$(7,364)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share (note 11)	$(0.21)	$(0.01)	$(0.34)	$(0.09)
Weighted average number of common shares outstanding - basic and diluted	100,659,839	87,368,212	100,110,484	85,062,054

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars) (Unaudited)

	2022	2021
Six Months Ended June 30,	Restated
Operating activities
Net loss for the period	$(33,711)	$(7,394)
Adjustments for:
Depreciation	49	27
Stock-based compensation (note 2)	24,633	5,511
Interest and accretion on notes payable	15	43
Interest expense on credit revolver and suppliers	-	126
Realized foreign exchange loss (gain) on notes payable	41	(92)
Foreign exchange loss (gain) on other assets and liabilities	(827)	48
Royalty agreement call option	4,892	-
Changes in non-cash working capital items:
Prepaid expenses and other assets	(487)	(88)
Amounts payable and other liabilities	(2,270)	(1,650)
Payroll and other taxes	584	155
Net cash used in operating activities	(7,081)	(3,314)
Investing activities
Addition to exploration and evaluation assets	(6,806)	(5,366)
Purchase of property, plant and equipment	(19,409)	(21)
Net cash used in investing activities	(26,215)	(5,387)
Financing activities
Proceeds from warrants exercised (note 13)	2,345	132
Proceeds from stock options exercised	67	-
Repayment of revolving credit facility	-	(1,330)
Repayment of note payable	(325)	(1,876)
Lease payments	(23)	(19)
Issuance of common shares	-	39,380
Net cash provided by financing activities	2,064	36,287
Effect of exchange rate changes on cash held in foreign currency	212	(553)
Net (decrease) increase in cash	(31,020)	27,033
Cash, beginning of period	154,305	13,543
Cash, end of period	$123,285	$40,576

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

	Number of common shares	Share capital	Contributed Surplus (restated)	Accumulated other comprehensive loss (restated)	Deficit	Total
Balance, January 1, 2021	77,782,757	$53,911	$3,931	$(2,858)	$(33,226)	$21,758
Private placement (note 10)	9,545,455	42,000	-	-	-	42,000
Share issue costs (note 10)	-	(2,620)	-	-	-	(2,620)
Agent warrants issued	-	(873)	873	-	-	-
Exercise of RSUs (note 15)	10,000	50	(50)	-	-	-
Exercise of warrants (note 13)	30,000	179	(47)	-	-	132
Stock-based compensation	-	-	7,073	-	-	7,073
Net loss for the period	-	-	-	-	(7,393)	(7,393)
Other comprehensive loss for the period	-	-	-	29	-	29
Balance, June 30, 2021	87,368,212	$92,647	$11,780	$(2,829)	$(40,619)	$60,979
Balance, January 1, 2022	99,377,349	$224,820	$30,881	$(3,519)	$(67,119)	$185,063
Exercise of warrants (notes 10 and 13)	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs (note 15)	776,333	3,191	(3,191)	-	-	-
Exercise of stock options	30,000	127	(60)	-	-	67
Stock-based compensation (note 2)	-	-	25,781	-	-	25,781
Net loss for the period	-	-	-	-	(33,711)	(33,711)
Other comprehensive income for the period	-	-	-	623	-	623
Balance, June 30, 2022 (Restated)	100,716,542	$231,356	$52,538	$(2,896)	$(100,830)	$180,168

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company's common shares trade on Nasdaq Capital Market ("Nasdaq") under the symbol "SGML" and on the TSX Venture Exchange (the “TSXV”) under the symbol "SGML”. The head office of the Company is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements include the Company’s wholly -owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("Sigma Brazil").

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.	Restatement of Interim Condensed Consolidated Financial Statements.

During the third quarter of 2022, while reviewing the calculation of stock-based compensation expense, a non-cash expense, the Company identified a number of contracts entered into with employees and consultants which provided for the right to be issued RSUs which were not previously accounted for. The Company has restated its stock based compensation to account for the RSU’s which were not previously accounted for. There were no changes to cash flows from operations, financing or investing activities.

The Company has restated the figures below to correct the impact, as summarized in the tables below.

	Statement of financial position as at June 30, 2022
	As previously reported	Adjustments	As Restated
Property, plant and equipment	52,760	1,433	54,193
Total assets	193,319	1,433	194,752
Other liability - Current	134	293	427
Total Liabilities	14,291	293	14,584
Contributed surplus	48,107	4,431	52,538
Accumulated deficit	(97,539)	(3,291)	(100,830)
Total Shareholders ‘equity	179,028	1,140	179,554

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

The following table shows the Company's stock-based compensation expense as previously reported and the impact of the restatement for the three-month periods ended March 31, 2022 and June 30, 2022 and the six-month period ended June 30, 2022:

	Stock-Based Compensation Expense
	As previously reported	Adjustments	As Restated
Three months ended March 31, 2022	10,681	1,961	12,642
Three months ended June 30, 2022	10,661	1,330	11,991
Six months ended June 30, 2022	21,342	3,291	24,633

	Net loss for the period
	As previously reported	Adjustments	As Restated
Three months ended June 30, 2022	(20,216)	(1,330)	(21,546)
Loss per common share
Basic and diluted net loss per common share	(0.20)	(0.01)	(0.21)

	Net loss for the period
	As previously reported	Adjustments	As Restated
Six months ended June 30, 2022	(30,420)	(3,291)	(33,711)
Loss per common share
Basic and diluted net loss per common share	(0.30)	(0.04)	(0.34)

3.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. The accounting policies, and critical accounting estimates and judgments applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, except for the following:

Accounting policies:

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS 16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes: – Specifying that an entity’s right to defer settlement must exist at the end of the reporting period; – Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; – Clarifying how lending conditions affect classification; and – Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services. The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Critical accounting judgments

•	Due to the advancement of the Company's project and significant spend during the quarter as well as assessed likelihood of reaching production, the Company made a critical accounting judgment to recognize the value of the royalty agreement call option as at June 30, 2022 given the assessed likelihood that the company will exercise this option.

Statement of compliance

These condensed interim consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

4.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	June 30,	December 31,
	2022	2021
Opening balance	$7,884	$18,354
Personnel costs (a)	1,053	2,769
Geological costs	1,947	2,492
Drilling	3,853	4,754
Environmental consulting	90	194
Environmental compensation	402	305
Development / Engineering services	271	707
Other	168	192
Cumulative translation adjustment	197	188
Transfer to property, plant and equipment (note 5)	-	(22,071)
Closing balance	$15,865	$7,884

(a) The personnel costs include $8 related to RSUs during the six months ended June 30, 2022 (year ended December 31, 2021 - $1,653).

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

5.	Property, plant, and equipment (Restated)

Cost	Vehicle	Furniture	Building	Machinery and Fixtures	Assets Under Construction	Pilot plant	Right- of-use assets	Total
Balance, January 1, 2021	$6	$41	$12	$311	$-	$215	$293	$877
Additions	48	9	-	13	7,034	-	13	7,118
Transfers (note 4)	-	-	-	-	22,071	-	-	22,071
Fixed Assets Paid in Advance	-	-	-	-	1,775	-	-	1,775
Asset Retirement Cost	-	-	-	-	162	-	-	162
Cumulative translation adjustment	(1)	(1)	(1)	(21)	(985)	(33)	(30)	(1,070)
Balance, December 31, 2021	$53	$49	$11	$303	$30,057	$184	$276	$30,933
Additions(a)		17		15	22,315	-	-	22,347
Asset Retirement Cost	-	-	-	-	363	-	-	363
Cumulative translation adjustment	4	2	1	20	799	‘13	19	858
Balance, June 30, 2022	$57	$68	$12	$338	$53,534	$197	$295	$54,501

Accumulated Depreciation/Amortization	Vehicle	Furniture	Building	Machinery and Fixtures	Assets Under Construction	Pilot plant	Right- of-use assets	Total
Balance, January 1, 2021	$2	$9	$7	$84	$-	$33	$59	$194
Depreciation	3	4	0	31	-	19	18	75
Cumulative translation adjustment	-	-	-	(6)	-	(2)	(15)	(23)
Balance, December 31, 2021	$5	$13	$7	$109	$-	$49	$61	$244
Depreciation	6	1	3	18	-	10	11	49
Cumulative translation adjustment	-	1	-	7	-	3	4	15
Balance, June 30, 2022	11	15	10	134	-	62	76	308
Net Book Value
Balance, December 31, 2021	$48	$36	$4	$194	$30,057	$135	$215	$30,689
Balance, June 30, 2022	$46	$53	$2	$204	$53,534	$135	$219	$54,193

(a)  The assets under construction include $1,433 related to RSUs during the six months ended June 30, 2022.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

5.	Property, plant and equipment (continued)

Assets Under Construction

During the year ended December 31, 2021, the Xuxa deposit (the “First Mine”) transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,071, of the exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant and equipment.

Royalty

The Company is subject to the following royalties:

(a) 2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

(b) a royalty (“Amilcar Royalty Agreement”) of 1% over the gross revenues of the Company from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3.8 million. The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis. Due to the advancement of the Company's project and significant spend during the quarter as well as assessed likelihood of reaching production, the Company recognized the value of the royalty agreement call option of US$3.8 million represented by the strike price of the call option as at June 30, 2022 given the assessed likelihood that the company will exercise this option. As a result, the Company recorded a current liability in the Condensed Interim Consolidated Statement of Financial Position and an expense in the Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Loss, in the amount of US$3.8 million ($4,892); and

(c) a royalty (currently held by LRC LP I) of 1% of Net Revenues from sales net of all taxes, royalties, and transportation costs of minerals extracted from the Lithium Properties

6.	Deferred revenue

On March 26, 2019, the Company entered into a binding heads of agreement with Mitsui & Co Ltd (“Mitsui”) under which Mitsui would prepay the Company US$30 million towards the purchase of 80,000 tonnes of battery grade lithium concentrate annually (the “Mitsui Pre-Payment”).

Mitsui made an initial deposit payment of US$3 million ($4,007) to the Company on April 4, 2019.

Other than the initial deposit payment described above, the Company did not request or receive any funds in 2021 or during the six months ended June 30, 2022.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

7.	Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 9) and land leases owned by third parties. The leases agreements have terms between 1 year to 15 years and the liability was measured at the present value of the lease payments discounted using a weighted average interest rate of 11.33% (December 31, 2021: 11.33%) which was determined to be the Company's incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability, December 31, 2021	$244
Interest expense	14
Lease payments	(23)
Cumulative translation adjustment	17
Lease liability, June 30, 2022	$252

As of June 30, 2022
Lease obligations	$252
Less current portion	39
Non-current portion	$213

Maturity analysis – contractual undiscounted cash flows

As at June 30, 2022
Less than one year	$40
Year 2	40
Year 3	40
Year 4	40
More than 5 years	394
Total contractual undiscounted cash flows	$554

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

8.	Asset retirement obligation

The Company has estimated its asset retirement obligation to be $529 on June 30, 2022 (December 31, 2021 - $162), representing the present value of estimated future rehabilitation costs currently disturbed. The estimate is based on future rehabilitation costs of $914, an inflation rate of 4% (December 31, 2021 - 4%) and a discount rate of 11.33% (December 31, 2021 – 11.33%).

Asset retirement obligation, December 31, 2021	$162
Accretion	4
Addition	360
Cumulative translation adjustment	3
Asset retirement obligation, June 30, 2022	$529

9.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços (“A10 Advisory”) and A10 Investimentos Ltda. The companies are controlled and indirectly controlled, respectively, by the director of the Company, Marcelo Paiva and by the Co-CEO Ana Cabral-Gardner.
Miazga	Miazga Participações S.A is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Leasing Agreements: The Company has right-of-way agreements with Miazga and Arqueana.

Note Payable: The Company fully repaid the amount of $325 to Arqueana in March 2022. The note payable to Arqueana was related to the share exchange agreement dated December 12, 2017, entered by the Company with Arqueana.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

9.	Related party transactions (continued)

(b)	Outstanding balances and expenses

	Six Months Ended June 30, 2022			As at December 31, 2021		Six Months Ended June 30, 2021
	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments
	$	$	$	$	$	$
A10 Advisory
CSA	-	-	45	-	-	74
Revolving credit facility (1)	-	-	-	-	-	1,306
Commission fees (2) (Note 10 b)	-	-	-	-	-	2,345
Warrants (3) (Note 10 b)	-	-	-	-	-	827

Miazga
Lease agreements	-	80	33	-	82	24
Prepaid land lease offset	116	-	-	104	-	6

Arqueana
Lease agreements	-	173	17	-	168	12
Note payable	-	-	270	-	270	1,924

(1) There were no payments made by the Company related to the Revolving Credit Facility in 2022. The last transaction happened in 2021.

(2) There were no payments made by the Company related to the Commission fees agreed between the Company and A10 Advisory in 2022.

(3) There were no payments made by the Company in 2022 related to the purchase Warrants issued by the Company in connection with the February 21, 2021 non-brokered private placement. The Warrants were exercised on February 11, 2022

10.	Share capital

(a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b) Common shares issued by the Company:

	Common shares (#)	Amount
Balance, January 1, 2022	99,377,349	$224,820
Exercise of warrants (1)	532,860	3,218
Exercise of RSUs (note 15)	776,333	3,191
Exercise of stock options	30,000	127
Balance, June 30, 2022	100,716,542	$231,356

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

	Common shares (#)	Amount
Balance, January 1, 2021	77,782,757	$53,911
Private placement (1)	9,545,455	42,000
Cost of private placement (1)	-	(2,620)
Agents warrants issued	-	(873)
Exercise of RSUs (note 15)	10,000	50
Exercise of warrants	30,000	178
Balance, June 30, 2021	87,368,212	$92,646

(1) On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42,000. In connection with the offering, the Company paid aggregate placement agent fees of $2,620 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering A10 Advisory, a related party (note 9) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,345 of such placement agent fees and 532,860 of such common share purchase warrants. These warrants were exercised on February 11, 2022.

11.	Net loss per common share (note 2)

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2022 was based on the loss attributable to common shareholders of $21,546(restated) and $33,711(restated), respectively (three and six months ended June 30, 2021 - $1,019 and $7,394, respectively) and the weighted average number of common shares outstanding of 100,659,839 and 100,110,484, respectively (three and six months ended June 30, 2021 of 87,368,212 and 85,062,054, respectively). Diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive.

12.	General and administrative expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Salaries and benefits	$641	$263	$1,115	$356
Legal	1,012	46	1,213	114
Travel	286	11	379	22
A10 Advisory - Cost Sharing Agreement	53	39	72	70
Business development and investor relations	381	195	789	290
Accounting	97	20	141	44
Auditing	13	77	13	276
Other	1,107	144	1,227	264
Total general and administrative expenses	$3,590	$795	$4,949	$1,436

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

13.	Warrants

The following table shows the continuity of warrants during the period:

	Warrants Outstanding	Average Exercise Price
Balance, December 31, 2020	-	$-
Issued (1)	562,860	4.40
Exercised	(30,000)	(4.40)
Balance, June 30, 2021	532,860	$4.40

Balance, December 31, 2021	532,860	$4.40

Exercised (2)	(532,860)	(4.40)
Balance, June 30, 2022	-	$-

(1) The fair value of the 562,860 Common Share purchase warrants of $873 was estimated using the Black-Scholes valuation method at the date of the grant with the following inputs: market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

(2) In February 2022, the Company received from A10 Advisory $2,345 upon the exercise of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

14.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short term to maturity of these financial instruments.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. The Company’s cash is held with established institutions for which management believes the risk of loss to be remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

The Company’s financial obligations consist of accounts payable, and contractual lease payments. The maturity analysis of financial liabilities as of June 30, 2022, is as follows:

Contractual Obligations	Up to 1 year	1-3 year	4-5 years	More than 5 years	Total
Accounts payable and other liabilities	$3,604	$-	$-	$-	$3,604
Lease liabilities	39	52	45	116	252

Market risk

Market risk is the risk of loss that may arise from changes in market such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of June 30, 2022, the Company has $123,285 as cash. The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances.

(b) Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	June 30, 2022	December 31, 2021
Brazilian Reais
Current assets	8,384	4,279
Current liabilities	(36,191)	(10,286)

United States Dollar
Cash in banks	53,215	67,089

Cash in Foreign Currencies	June 30, 2022		December 31, 2021
Denominated Currencies:	Amount in denominated currency	Equivalent Amount in Canadian $	Amount in denominated currency	Equivalent Amount in Canadian $
Deposits in Brazilian Reais	6,990	$1,712	3,051	$699
Deposits in United States Dollars	53,215	68,504	67,089	84,760
Total Cash		$70,216		$85,459

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and US dollars:

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $192 with all other variables held constant

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) by approximately $6,850 with all other variables held constant.

15.	Restricted share units (Restated)

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the Equity Incentive Plan, selected participants are granted restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon achievement of any applicable vesting conditions. Company´s plan includes time-based awards, milestones-based awards and other performance-based awards linked to market conditions. The milestones-based awards vests upon the achievement of specific operational goals, which are non-market performance conditions. Market performance conditions are detailed below. As per the Equity Incentive Plan, no RSUs will be exercisable more than 10 years after the grant date.

Number of RSUs
Balance, December 31, 2020	687,334
Granted (1)	1,381,333
Exercised	(10,000)
Balance, June 30, 2021	2,058,667

Balance, December 31, 2021	7,422,667
Granted (2) (3) (restated)	50,000
Exercised	(776,333)
Balance, June 30, 2022 (restated)	6,696,334

(1) On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors and designated service providers of the Company. All these RSUs were fully vested on grant date.

(2) On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 RSUs to a key consultant of the Company. All these RSUs were fully vested on grant date, which occurred after completion of the service period.

(3) Total stock-based compensation for the three and six months ended June, 2022 was $13,134 (restated) and $25,781 (restated), respectively (three and six months ended June 30, 2021: $60, $5,511, respectively), being recorded as stock-based compensation expense $11,991 (restated) and $24,633 (restated), respectively ( three and six months ended June 30, 2021: $60, $5,511) and the remaining portion recordings in exploration and evaluation assets and property, plant and equipment (notes 4 and 5 respectively). The RSUs are measured at fair value according to IFRS 2. When a grant date under IFRS has not yet been established as the RSU award is subject to Board of Directors approval, the Company valued the RSUs at the Company’s June 30, 2022 share price. Certain of the awards remain subject to board approval (grant date),once the grant date under IFRS has been established, The Company revises the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, unless otherwise indicated)

(Unaudited)

On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the Co-CEOs of the Company (2,500,000 RSUs to each Co-CEO) 5,000,000 of the RSUs granted to the Co-CEO (being 2,500,000 RSUs granted to each Co-CEO) vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

An additional aggregate 1,000,000 RSUs will vest (500,000 RSUs per Co-CEO) upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution.

These RSUs contain a market condition, and therefore the Company used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s Monte Carlo Simulation, amortized over its estimated life.

Total stock-based compensation for the six months ended June 30, 2022, was $26,074 (six months ended June 30, 2021 - $7,074), being $24,633 recorded as stock-based compensation expense (six months ended June 30, 2021 - $5,511), $1,433 recorded as property, plant and equipment, and the remaining portion recorded in exploration and evaluation assets (note 4). The total stock-based compensation plan of $26,074 includes the equity settlement portion of $25,781 and the cash settlement portion of $293 recorded as other current liability.

16.	Subsequent Event

Subsequent to June 30, 2022 the Company engaged Mr. Brian Talbot (newly appointed COO) , for consideration of monthly fees of $35,000 and a grant of up to 1,000,000 restricted share units (“RSUs”), conditional upon achieving certain milestones.

In addition, subsequent to June 30, 2022 the Company extended the contract with Mr. Vicente Lobo (technical committee co-chair) for consideration of monthly fees of R$60,000 and a grant of 216,000 RSU’s, 50,000 which vest immediately and the remainder which vest 1/3 each on the on year anniversary from the grant date for a period of 3 years.